Exhibit 99.1

21Vianet Group, Inc. Announces Change of Management Team

BEIJING, China, October 19, 2015 — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced that its board of directors (the “Board”) has appointed Mr. Steve Zhang as the Chief Executive Officer of the Company, effective as of October 19, 2015. Mr. Josh Chen, founder of the Company, will serve as the Executive Chairman of the Board.

Mr. Josh Chen stated: “We welcome Mr. Zhang as 21Vianet’s new Chief Executive Officer. His broad executive level experience and deep operating knowledge in China’s IT and Telecommunications industries make him an ideal leader in helping to guide 21Vianet through the next stages of its transformation and further strengthening the Company’s leadership position in its industry.” Mr. Chen also stated: “As the Executive Chairman, I will be focusing more time on setting the strategic directions and helping to develop managerial talent for the Company”.

Prior to joining 21Vianet, Mr. Steve Zhang served as the President and CEO of AsiaInfo, China’s largest provider of IT solutions and services in the telecommunications industry, for nine years from 2005 to 2014. In 2012, Mr. Zhang was named one of the 25 hottest business leaders in Asia by Fortune Magazine. He also led AsiaInfo through a successful privatization process from the NASDAQ market. Mr. Zhang joined AsiaInfo in 1999 and held various senior level positions before becoming President and CEO. Prior to AsiaInfo, Mr. Zhang worked for ten years in various IT companies in Silicon Valley, including Sun Microsystems and Hyperion Solutions. Mr. Zhang received his doctor’s degree in information science from the University of Pisa, his master’s degree in computer science from Rice University and his bachelor’s degree in science from Tsinghua University.

Mr. Zhang has resigned as a member of the Nominating and Governance Committee and will remain a director of the Board.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707 2062

IR@21Vianet.com

ICR, Inc.

Charles Eveslage

+1 (646) 405-4922

IR@21Vianet.com